SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

Southridge Technology Group, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

84467U 103

(CUSIP Number)

Southridge Technology Group, Inc.
1404 North Main, Suite 200
Meridian, Idaho 93642
Telephone: 208-288-5550
Attention: Daniel Chen

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 13, 2007

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Daniel Chen I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 62-0201385
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) See Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -9,582,257-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -9,582,257-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,582,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Securities and Issuer

This Schedule 13D relates to a merger in which RxElite Acquisition Corp., a wholly owned Southridge Technology Group, Inc. (“STG”), was merged with and into RxElite Holdings Inc. (the "Merger"). At the closing of the Merger, each share of RxElite’s common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 0.090606 shares of STG’s common stock, and each option and warrant to purchase RxElite’s common stock was converted on the same basis into, respectively, an option or, in the case of consenting warrant holders, warrants to purchase STG’s common stock. Immediately following consummation of the Merger, STG’s board of directors declared an 11.036789 for 1 forward stock split in the form of a dividend of 10.036789 shares for each one share of outstanding stock.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Daniel Chen (“Mr. Chen”).

The address of Mr. Chen is c/o Southridge Technology Group, Inc., 1404 North Main, Suite 200, Meridian, Idaho 93642.

Mr. Chen is the Chief Executive Officer, Chairman, Director, and Treasurer of the Issuer.

During the last five years, Mr. Chen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Chen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Mr. Chen becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Mr. Chen is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

As part of the Merger, Mr. Chen received Securities in STG as consideration for Securities he owned in RxElite and in connection with an issuance by STG to the stockholders of RxElite as of December 31, 2006.

Item 4.	Purpose of Transaction

Mr. Chen acquired the Securities in connection with the Merger. Mr. Chen presently considers the Securities an attractive investment and intends to review his investment on an ongoing basis. Such continuing review may result in Mr. Chen acquiring additional Securities in the open-market or in privately negotiated transactions, maintaining his holdings at current levels or selling all or a portion of his holdings in the open-market or in privately negotiated transactions. Any such actions Mr. Chen undertakes will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of the STG's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and Board of Directors of STG; and other future developments.

Although the foregoing reflects activities presently contemplated by Mr. Chen with respect to STG the foregoing is subject to change at any time. Except as set forth above, Mr. Chen has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of July 13, 2007, Mr. Chen beneficially owns 9,582,257 shares of Common Stock. Included in the 9,582,257 shares of Common Stock are 1,002,807 shares issuable upon the exercise of Warrants. The 9,582,257 shares of common stock owned by Mr. Chen and issuable upon the exercise of the Warrants represent approximately 10.52% of the outstanding shares of common stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007

1.	Daniel Chen

       /s/ Daniel Chen